

Connected Health

Consumer facing
products

clouddx.com

AWARD-WINNING CONNECTED HEALTH PLATFORM

- Sleek-looking medical devices
- FDA cleared and ISO certified
- 100% user satisfaction scores
- User friendly design
- Affordable cost
- Connecting families and caregivers
- Powered by artificial intelligence



CLOUD DX

CONNECTED HEALTH KIT

Can be purchased individually or as a value-added Connected Health Kit


Connected Health Kit
Measure and record your vital signs:
• Blood Pressure
• Heart Rate
• Pulse Variability
• Body Temperature
• Body Weight
• Pulse Oxygen
• and more...
CLOUD DX
Wireless Weight Scale
CLOUD DX
Pulsewave Health Monitor
Connected Health Tablet
CLOUD DX
Wireless Thermometer
Wireless Pulse Oximeter

"The Cloud DX Connected Health Kit was instrumental in saving my life; I had no obvious symptoms, I just didn't feel well. The oximeter identified a pulse rate of 197/beats per minute. I went to the hospital immediately where I was diagnosed with ventricular tachycardia, a side effect from a new medication."

– William L, 66, Cambridge ON

CLOUD DX

Pulsewave® Health Monitor

- Advanced wrist cuff blood pressure monitor
- Plug-and-play, works with all operating systems
- More comfortable than arm cuffs
- 3rd party-tested for precision & accuracy
- Works automatically with the Cloud DX app
- Custom Android tablet available**







Blood Pressure
HOME SCREEN
Rest your arm with the blood pressure cuff on a flat surface. Face the palm of your hand downwards and relax.
Next
CLOUD DX

FDA CLEARED

HEALTH CANADA LICENSED

ISO 13485

Bluetooth™ *

* Bluetooth adapter coming in 2019. ** While supplies last

Wireless Weight Scale

- Bluetooth wireless body weight scale

- Sleek, modern design

- Tough tempered glass construction

- Safe even for those who are pregnant or have a pacemaker

- Works automatically with the Cloud DX app

- Takes 3 AAA batteries, included



FDA CLEARED

 **Bluetooth**

Wireless Pulse Oximeter

- Bluetooth wireless pulse oximeter

- Measures SpO2, heart rate & perfusion index

- Works automatically with the Cloud DX app

- Takes 2 AAA batteries, included





FDA CLEARED   **HEALTH CANADA** LICENSED    **Bluetooth**

Wireless Thermometer

- Bluetooth wireless in-ear thermometer
- Includes sanitary tips for safety
- Works automatically with the Cloud DX app
- Takes 2 AAA batteries, included

FDA CLEARED

HEALTH CANADA LICENSED



Bluetooth™



HOME SCREEN
Body Temperature
To take an 'In-ear' reading, pull your ear up and back, insert the thermometer in your ear and press the button on the back until you hear a BEEP.
Next
CLOUD DX
93.4
°F

"I felt very secure, and very, very comfortable knowing someone was looking out for me. I knew I would get a call if I had a problem. I also noticed that hospital visits were much more efficient, I was seen faster and I was taken more seriously because I had this information with me. The thought of not having the equipment now actually makes me incredibly anxious"

– Jeannine O, 75, Cambridge ON

MOBILE APPS

- Our award-winning health care application

- Available on Apple iOS and Android - free download

- The latest in personal healthcare tracking



FDA CLEARED

GET IT ON Google Play

Download on the App Store

SERVICES IN THE APP

- Personal Health Dashboard

- Trend & Average Gauges for key vital signs

- Health News Feed

- Calendar reminders

- Surveys & questionnaires

- Secure video chat with clinicians

- Secure text messaging

- Family Connect™



CLOUD DX

"Pulsewave Dx is a truly amazing product, easy to use and accessible online. It was a lifesaver for me! During my first obstetrician visit, Dr Sharma provided me with the Pulsewave blood pressure monitoring kit as part of my prenatal care. Within minutes I was set up to have my blood pressure routinely monitored from home. It was simple to use and each result was recorded and stored for easy retrieval as well as sent directly to my doctor. Throughout my pregnancy I had peace of mind, knowing that my blood pressure was being monitored and within the normal range. On the day of my preop visit, my blood pressure was high. Subsequently, Pulsewave Dx allowed me to monitor from home and seek medical intervention immediately. Because of the prompt dx of hypertension, our son was born by

emergency c/s that day resulting in a safe delivery. Thanks Pulsewave Dx!"

– Sandra P., 32, Oakville ON

RETAIL OFFERING

- Mobile apps on iOS and Android

- Desktop apps on Windows & MacOS

- Sleek, Modern Devices (individually or in kit)

- Family Connect™ - email notifications when vital signs change

- Subscription-based Programs

  - Weight management

  - Hypertension

  - Diabetes

  - Stress & recovery



CLOUD DX



Hypertension Management Program

A subscription based program that includes innovative features:

- Every member receives a sleek Cloud DX

- Pulsewave wrist cuff BP monitor and custom Android tablet

- Pulsewave is among the most accurate, precise blood pressure cuffs available

- The Cloud DX Connected Health mobile app is the hub of the Program

The Program is delivered through 12 modules in 3 phases that cover the entire journey to lifetime control of blood pressure. Here's how it works:

- Blood pressure is assessed during onboarding by a licensed health care professional

- Weekly lessons cover all aspects of healthy blood pressure maintenance

- Monthly coaching sessions delivered by secured video-conferencing improve compliance

- There is extensive communication with members including weekly surveys

- Exciting motivational programs and rewards promote long term engagement and lifetime results

- **Equipment - 30 Day Guarantee** Program Retail $499.00 (one-time fee) or $49.99 per month.

"Connected Health by Cloud DX is an FDA licensed platform of futuristic medical devices, mobile apps and an online client management system that has been delivering excellent health outcomes since 2012."

Family Connect™

Family Connect™ by Cloud DX is a new program that offers peace of mind to those with loved ones who are coping with a serious chronic illness.

Step 1 - enroll the patient in the Cloud DX Connected Health program. They will receive our award-winning Connected Health device kit including a custom Android tablet and appropriate FDA cleared, user-friendly medical devices.

Step 2 - in collaboration with the patient's physician, Cloud DX will program a schedule of vital sign readings and notification thresholds

that will notify you if your loved one's vital signs deteriorate. To avoid "alarm fatigue" our smart software only looks for genuine changes over time.

Step 3 - if the patient's vital signs, including blood pressure, heart rate, weight or pulse oxygen, change over time, you will receive an email - anytime, day or night - and you can respond with a phone call, email or text message. You become a key part of the "circle of care"!

With the informed consent of the patient, up to three friends, family members, or caregivers can be added



to the Family Connect™ program. The patient can revoke permission at any time by contacting Cloud DX Support, protecting their privacy.

Equipment - 30 Day Guarantee
Program Retail $19.99 per month for up to 3 family members.

CLOUD DX

WINNER

QUALCOMM TRICORDER **XPRIZE**®

BOLD EPIC INNOVATOR AWARD

WINNER OF MULTIPLE AWARDS FOR INNOVATION

        



CLOUD DX

clouddx.com



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Victoria St N
72 Victoria St S
Victoria St N
King St E
Charles St E
Queen St W
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Conestoga Pkwy

TECHNOLOGY CENTRE

100 - 72 Victoria St South
Kitchener, ON N2G 4Y9
888-543-0944
info@clouddx.com



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888-543-0944
info@clouddx.com



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888-543-0944
info@clouddx.com